UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

UNDER THE SECURITIES ACT OF 1933

(Amendment No. 1)*

USA Compression Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

90290N109

(CUSIP number)

Matthew B. Fox, Chief Operating Officer and General Counsel

c/o EIG Veteran Equity Aggregator, L.P.

1700 Pennsylvania Ave NW, STE. 800

Washington, DC 20006

(202) 600-3304

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Names of Reporting Person EIG Veteran Equity Aggregator, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 19,626,642 (1)
	(8)	Shared voting power 0
	(9)	Sole dispositive power 19,626,642 (1)
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 19,626,642 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 16.8% (2)
(14)	Type of reporting person (see instructions) PN

(1)

As of February 1, 2021, EIG Veteran Equity Aggregator, L.P. holds (A) warrants (the “Warrants”) to acquire (i) 4,206,640 Common Units (as defined below) at an exercise price of $17.03 per unit and (ii) 8,413,281 Common Units at an exercise price of $19.59 per unit; and (B) Preferred Units, 140,215 of which (the “2021 Preferred Units”) may be converted on and after April 2, 2021 for an aggregate of 7,006,721 Common Units. Each 2021 Preferred Unit may be converted into a number of Common Units equal to $1,000 (plus accrued and unpaid distributions) divided by $20.0115. The Warrants became exercisable on April 2, 2019 and will expire on April 2, 2028.

(2)

Percentage calculation is based on the number of Common Units outstanding as of October 29, 2020, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 3, 2020, adjusted to include the Common Units issuable upon exercise of the Warrants and conversion of the 2021 Preferred Units.

Item 1. Security and Issuer.

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed by the Reporting Person on February 4, 2019 (the “Original Statement”) relating to the common units (the “Common Units”) representing limited partnership interests of USA Compression Partners, LP, a Delaware limited partnership (the “Issuer”), with principal executive offices at 111 Congress Avenue, Suite 2400, Austin, Texas 78701.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Original Statement. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original Statement.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

No change.

Item 4. Purpose of Transaction.

No change.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Statement is hereby amended and restated with the following:

(a)

As of the date of this Statement, the Reporting Person beneficially owns an aggregate of 19,626,642 Common Units, or 16.8% of the total number of Common Units outstanding (adjusted to include the Common Units issuable upon conversion of the Warrants and the 2021 Preferred Units). The Warrants may be exercised at an exercise price of $17.03 and $19.59 per unit, respectively, beginning on April 2, 2019 and will expire on April 2, 2028. Each 2021 Preferred Unit may be converted into a number of Common Units equal to $1,000 (plus accrued and unpaid distributions) divided by $20.0115 on and after April 2, 2021. Common Units which are to be issued upon exercise of the Warrants and conversion of the 2021 Preferred Units are beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Materials to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

Date: February 1, 2021

EIG VETERAN EQUITY AGGREGATOR, L.P.

By:	EIG Veteran Equity GP, LLC, its general partner

By:	EIG Asset Management, LLC, its managing member

By:	/s/ Randall S. Wade
Name:	Randall S. Wade
Title	President

By:	/s/ Matthew B. Fox
Name:	Matthew B. Fox
Title:	Chief Operating Officer and General Counsel